ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Financial Condition

September 30, 2016

Assets

Cash	$	2,693,013
Fee-related receivables from funds		500,094
Networking fee receivable		493,100
Receivable from Affiliate		3,974
Prepaid expenses		28,739
Total assets	$	3,718,920

Liabilities and Member's Equity

Liabilities:		
Sales commissions payable to external broker-dealers	$	395,230
Networking fee payable		493,100
Accrued expenses		29,618
Payable to Parent, net		74,693
Total liabilities		992,640
Member's equity		2,726,280
Total liabilities and member's equity	$	3,718,920

See accompanying notes to financial statements.